Contact

www.linkedin.com/in/mitroy
(LinkedIn)
www.flashscan3d.com (Company)

Top Skills

Start-ups
Entrepreneurship
Business Development

Mike Troy

Managing Director at Geekdom Fund
San Antonio, Texas, United States

Experience

Geekdom Fund
Managing Director
June 2013 - Present (9 years 5 months)
San Antonio, Texas

Geekdom Fund is a venture capital fund that invests in early stage B2B tech
startups with continued support through Series A and B. We have an emphasis
on Texas based companies but invest throughout North America. Through
our RealCo accelerator program we can play early than most institutional
investors.

MP Cloud Technologies
Board Member
June 2019 - Present (3 years 5 months)

FunnelAI
Board Observer
May 2019 - Present (3 years 6 months)

Third Corner
Board Member
May 2018 - Present (4 years 6 months)

SubjectWell
Board Member
February 2017 - Present (5 years 9 months)
Austin, Texas

MR Presta Inc.
Board Member
June 2017 - Present (5 years 5 months)

Parlevel Systems
Board Member
August 2013 - Present (9 years 3 months)

SiteOwl
Advisor
December 2018 - Present (3 years 11 months)

FlashScan3D
CEO
2006 - December 2019 (13 years)

Contract research and development company that is focused on the application of 3D imaging to various problems and challenges in the biometric and forensic science industries. The company's research and development has been funded by the IARPA, Department of Homeland Security, U.S. Army, Department of Defense, National Institute of Justice and National Science Foundation.

BenchMade Modern
Board Member
February 2017 - April 2019 (2 years 3 months)

Benchmade Modern was acquired by American Leather.

Red Mile Entertainment
VP Business Development
January 2005 - June 2007 (2 years 6 months)

Fluent Entertainment
Director of Business Development
October 2000 - December 2004 (4 years 3 months)

*acquired by Red Mile Entertainment

BMI Consulting
Co-Founder
1997 - 2000 (3 years)

IBM
Consultant
1995 - 1997 (2 years)

Education

University of California, Berkeley

Bachelor of Science - BS, Political Economy of Natural
Resources · (1989 - 1994)